06.03.06 07:39 Marked=OB TOM **REDEMPTION OF OPTIONS GRANTED TO EMPLOYEES AND MANAGERS** meldepliktig handel

The Tomra Systems ASA Board has in accordance with proxies given at the Annual General Meetings of 22 April 2004 and 19 April 2005, redeemed vested options under the Group`s optionprograms for management and employees.

Management program 2004-2006
Out of 931,050 vested, not exercised options at a strikeprice of NOK33.10, 851,050 are today redeemed.

Management program 2005-2007
Out of 2,023,850 vested, not exercised options at a strikeprice of NOK27.73, 1,790,350 are today redeemed.

Employeeprogram 2003-2008
Out of 862,875 vested options at a strikeprice of NOK45.10, 345,317 are today redeemed.

Employeeprogram 2004-2009
Out of 450,801 vested options at a strikeprice of NOK40.10, 263,179 are today redeemed.

Employeeprogram 2005-2010
Out of 1,223,312 vested options at a strikeprice of NOK33.30, 859,185 are today redeemed.


06012330

There has not been any share issues as a consequence of the redemptions. For employees and managers wanting to take title to the shares, treasury shares held by the company have been sold. Total number of treasury shares sold equals 68,305 at an average price of NOK 30.93. Employees and managers wanting to collect the gain, will be compensated in cash, total NOK 93.8 million. The gain per option equals the difference between today`s closing price of NOK 55.50 and the strikeprices of NOK 27.73, 33.10, 33.30, 40.10 and 45.10 respectively.

Primary insiders
Included in the above figures are the following primary insiders (the number shows number of options redeemed, shareholding, and number of options kept after the redemption)

Espen Gundersen (100000 at a strike of 27.73, 0, 0)
Fredrik Witte (20000 at a strike of 33.10 and 50000 at a strike of 27.73, 1100, 0)
Greg Knoll (75000 at a strike of 33.10 and 95000 at a strike of 27.73, 0, 0)
Harald Henriksen (56000 at a strike of 33.10 and 65000 at a strike of 27.73, 0, 30000)
Heiner Bevers (15000 at a strike of 33.10 and 40000 at a strike of 27.73, 2000, 10000)
Håkan Erngren (30000 at a strike of 27.73, 0, 0)
Håkon Volldal (25000 at a strike of 27.73, 0, 0)
Karen Michelet (960 at a strike of 45.10 and 1020 at a strike of 33.30, 2020, 960)
Terje Hanserud (50000 at a strike of 33.10 and

20000 at a strike of 27.73, 44868, 50000)
Trond Johannessen (50000 at a strike of 27.73, 2000, 0)
Ragnhild Ringheim (4000 at a strike of 33.10 and 9750 at a strike of 27.73 and 1200 at a strike of 45.10, 0, 1200)

The redemption will not have any P/L-impact, as the Group accounts for the option programs in accordance with IFRS 2, where the calculated market value for the options is expensed over the vesting period.

From 2006, Tomra will not longer use options as incentives for its employees and managers and therefore no new option programs will be introduced. Instead a cash based bonus-systems tied to the Group financial performance will be launched. The number of exercised options has to be looked upon in this perspective.

For further information, please contact:
President and CEO Amund Skarholt +47 97 55 94 25

Asker, 3 March 2006
Tomra Systems ASA

DECISION IN EU COMMISSION`S CASE AGAINST TOMRA andre børsmeldinger
29.03.06 11:32 Marked=OB **TOM**

The EU Commission has today concluded that TOMRA in the period 1998 to 2002 foreclosed competition on the market for reverse vending machines in Austria, Germany, the Netherlands, Norway and Sweden by implementing an exclusionary strategy. Consequently, the Commission has decided to fine TOMRA EUR 24 million. In addition TOMRA has been required to bring to and end all agreements involving exclusivity and/or loyalty commitments. This was already implemented several years ago.

In September 2004, TOMRA received the EU Commission`s Statement of Objections relating to the EU Commission investigation in 2001. TOMRA filed its written response to the Statement of Objections in November 2004. In this response TOMRA rejected the Commission`s arguments. Prior to the reception of the Commission`s Statement of Objections, TOMRA had also taken several actions to avoid potential future objections, i.e., through the implementation of a `Compliance Program`. Therefore, regardless of the requirements that have been set forth by the Commission in today`s decision, TOMRA today operates in accordance with current laws, rules and practices.

The company`s Board of Directors will evaluate and assess how to respond to the fine. If necessary, TOMRA is entitled to appeal the decision of the Commission to the European Court of Justice (Court of First Instance) within 2 months. Whether TOMRA will accept or appeal the decision will be communicated at a later point in time.

Questions related to this matter can be directed to President & CEO Amund Skarholt, phone number +47 97 55 94 25.

Asker, 29 March 2006
Tomra Systems ASA

29.03.06 13:45 Marked=OB TOM **INVITATION TO 1Q 2006 PRESENTATION** finansiell kalender

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TOMRA`s first quarter 2006 results will be released on Wednesday 19 April 2006. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

For participation, please contact Håkon Volldal by phone: +47 66 79 92 29 or e-mail: hakon.volldal@tomra.no

If you wish to be added to or deleted from our mailing list, please inform us via e-mail to the same address.

Asker, 29 March 2006
Tomra Systems ASA